UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 27, 2020

In February 2020

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED

MORE THAN 2.2 MILLION PASSENGERS

In February 2020, Avianca Holdings and its subsidiaries carried 2,267,572 passengers, a 4.8%

decrease as compared to the same period in 2019.

In February, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (“Avianca Holdings”) transported 2,267,572 passengers, a 4.8% decrease as compared to the same period in 2019. Capacity, measured in ASKs (available seat kilometers), decreased 5.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), decreased 6.9%. The load factor for the month was 79.6%, a decrease of 394 bps as compared to the same period in 2019.

Domestic markets in Colombia, Peru and Ecuador

In February, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,327,676 travelers, a decrease of 0.2% as compared to the same period in 2019. Capacity (ASKs) decreased 2.3%, while passenger traffic (RPKs) decreased 3.4%. The load factor for the month was 80.0%, a decrease of 85 bps as compared to the same period in 2019.

International markets

In February, the affiliated airlines of Avianca Holdings transported 939,896 passengers on international routes, a decrease of 10.5% as compared to the same period in 2019. Capacity (ASKs) decreased 5.7%, while passenger traffic (RPKs) decreased 7.6%. The load factor for the month was 79.5%, a decrease of 400 bps as compared to the same period in 2019.

Operational Statistics	Feb-2020	Feb-2019	ΔYOY		YTD 2020	YTD 2019	ΔYOY
Avianca Holdings (consolidated)
PAX (thousands)[1]	2,268	2,381	-4.8%		4,786	5,163	-7.3%
ASKs (millions)[2]	4,105	4,327	-5.1%		8,606	9,276	-7.2%
RPKs (millions)[3]	3,267	3,510	-6.9%		6,926	7,644	-9.4%
Load factor[4]	79.6%	83.5%	-3.9	pp	80.5%	82.4%	-1.9	pp
Domestic market
PAX (thousands)[1]	1,328	1,330	-0.2%		2,797	2,892	-3.3%
ASKs (millions)[2]	724	741	-2.3%		1,497	1,595	-6.2%
RPKs (millions)[3]	579	599	-3.4%		1,220	1,313	-7.1%
Load factor[4]	80.0%	80.8%	-0.9	pp	81.5%	82.3%	-0.8	pp
International market
PAX (thousands)[1]	940	1,051	-10.5%		1,989	2,271	-12.4%
ASKs (millions)[2]	3,382	3,586	-5.7%		7,109	7,681	-7.4%
RPKs (millions)[3]	2,689	2,911	-7.6%		5,706	6,330	-9.9%
Load factor[4]	79.5%	83.5%	-4.0	pp	80.3%	82.4%	-2.2	pp

[1]	PAX: Passengers carried
[2]	ASKs: Available seat kilometers
[3]	RPKs: Revenue passenger kilometers
[4]	Load factor: Represents utilized seating capacity

For further information, please contact:

Avianca Investor Relations

+ (571) 587 7700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary